Exhibit 99.2

PROXY CARD

HOTEL101 GLOBAL HOLDINGS CORP.
(Incorporated in the Cayman Islands as an exempted company with limited liability) (the “Company”)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS to be held on 22 April 2026 at 8:00 a.m. (New York City time) via virtual meeting portal at https://www.cstproxy.com/hotel101global/2026
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints _______________________________________, or failing him/her, the Chairman of the Board, Rodolfo Ma. Allena Ponferrada, as proxies (the “Proxies”), and each of them with full power to act without the other, each with the power to appoint a substitute, and hereby authorizes either of them to represent and to vote, as designated herein, all shares of the Company held of record by the undersigned at the Extraordinary General Meeting of Shareholders to be held on 22 April 2026, or any postponement or adjournment thereof.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting and revokes all prior proxies for the Meeting.

VOTING INSTRUCTIONS

☐ FOR ALL PROPOSALS

☐ AGAINST ALL PROPOSALS

☐ ABSTAIN FROM ALL PROPOSALS

If you wish to vote on each proposal separately, please mark below. In the event that a shareholder marks both the ‘For All/Against All/Abstain from All’ option and individual proposal selections, the individual proposal selections shall prevail.

Proposal No. 1 — Share Redesignation Proposal
☐	For	☐	Against	☐	Abstain
Proposal No. 2 — Increase of Authorized Share Capital and Creation of Share Classes Proposal
☐	For	☐	Against	☐	Abstain
Proposal No. 3 — Delegation of Authority to the Board to Designate and Issue Preferred Shares Proposal
☐	For	☐	Against	☐	Abstain
Proposal No. 4 — General Authorization Proposal
☐	For	☐	Against	☐	Abstain
Proposal No. 5 — Adoption of the Second A&R M&A Proposal
☐	For	☐	Against	☐	Abstain

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SPECIFIC DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS, AS RECOMMENDED BY THE BOARD OF DIRECTORS.

The Proxies are authorized and empowered to vote upon such other matters as may properly come before the Meeting, or any postponement or adjournment thereof.

SIGNATURE
Shareholder Name: ___________________________
Signature: __________________________________
Date: ______________________________________
Number of Shares Held: _______________________
Capacity (if applicable): _______________________
NOTES

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. In the case of joint holders, the vote of the holder whose name appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holders. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Submission of this proxy does not preclude a shareholder from attending and voting at the Meeting, or any postponement or adjournment thereof.

To be valid, this proxy must be completed, signed and received (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power of attorney) by physical delivery to the Company’s registered office provider, Appleby Global Services (Cayman) Limited, at Suite 210, 2nd Floor, Windward III, Regatta Office Park, PO Box 500, Grand Cayman KY1-1106, Cayman Islands, or by email to proxy@continentalstock.com, not later than 48 hours prior to the time of the Meeting, or any postponement or adjournment thereof. Registered holders may also submit their proxy by internet or mobile at https://www.cstproxy.com/hotel101global/2026 prior to 11:59 p.m. New York City time on 21 April 2026.

Beneficial holders who wish to vote or ask questions at the Meeting must obtain a control number by submitting a legal proxy from their bank or broker to Continental Stock Transfer & Trust at proxy@continentalstock.com at least 72 hours prior to the Meeting. Beneficial holders who wish to attend as guests only may do so by entering their name and email address on the virtual meeting portal without a control number.